SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a) [1]

IMPSAT Fiber Networks, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)

45321T202

(CUSIP Number)
James Panella Morgan Stanley 1585 Broadway NY, NY 10036 Tel: (212) 762-6942

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2003

(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

          Note . Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45321T202	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
2,884,659
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
2,884,659
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31% - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31% - See Item 5
14	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 45321T202	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MORGAN STANLEY & CO. INCORPORATED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
2,884,659
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
2,884,659
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31% - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31% - See Item 5
14	TYPE OF REPORTING PERSON*
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Common Stock”) of IMPSAT Fiber Networks, Inc., a Delaware Corporation (the “Company”). The principal executive offices of the Company are located at Alferez Pereja 256 (1107), Buenos Aires, Argentina.

     Item 2. Identity and Background.

     (a) This Schedule 13D is being filed jointly on behalf of Morgan Stanley, a Delaware corporation (“MS”), and Morgan Stanley & Co. Incorporated, a Delaware corporation (“MS&Co.”, together with MS, the “Reporting Persons”). MS&Co. is a wholly-owned subsidiary of MS.

     (b) The address of the principal business and the principal office of each of the Reporting Persons is 1585 Broadway, New York, New York 10036.

     (c) Not applicable.

     (d) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A and B attached hereto has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A and B attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Delaware.

     Item 3. Source and Amount of Funds or Other Consideration.

     MS&Co. received shares of common stock in connection with the Company’s Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code dated October 23, 2002 (the “Plan”) (attached as Exhibit 1 to this filing). MS&Co. held (a) $120,965,000 in aggregate amount of the Company’s 13 3 / 4 % Senior Notes due 2005 and (b) $45,202,000 in aggregate amount of the Company’s 12 3 / 8 % Senior Notes due 2008 (the notes referred to (a) and (b) together, the “Senior Notes”). Pursuant to the Plan, MS&Co. will exchange its Senior Notes for 2,884,659 shares of Common Stock.

     Item 4. Purpose of Transaction.

     On June 11, 2002, the Company filed a voluntary petition for reorganization relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).

     On December 16, 2002, the Bankruptcy Court entered an order confirming the Company’s Plan. The Plan became effective on March 25, 2003. As a result, MS&Co. received 2,884,659 shares of Common Stock.

     Board Representation: Pursuant to the Company’s Amended Certificate of Incorporation and Amended Bylaws, for so long as the initial holder of the 2005/2008 Noteholder Claim (as defined under the Plan, which includes MS&Co. which is approximately a 30% holder of the 2005/2008 Noteholder Claim) or any of their respective affiliates continue to beneficially own Common Stock received by such holders under the Plan in satisfaction of the 2005/2008 Noteholder Claim equal, in the aggregate, to at least 15% or more of the Common Stock on a fully diluted basis (but excluding shares of Common Stock issuable pursuant to and certain stock option plans), the board of directors of the Company shall include three persons designated by the initial holder of the 2005/2008 Noteholder Claim; provided that so long as the holder of the New Guaranteed Senior Notes – Series A are entitled to designate directors, no more than two of the directors designated by the holders of Common Stock shall be affiliated with MS&Co. As a result, MS&Co. has the right to appoint two persons to serve as members of the board of directors of the Company. MS&Co. has nominated Mr. Thomas A. Doster and Mr. Raul Ramirez to serve as directors of the Company. Mssrs. Doster and Ramirez have been appointed as directors of the Company effective from March 25, 2003. The total number of directors on the board are 7 directors.

     Registration Rights Agreement: Under the Registration Rights Agreement dated as of March 25, 2003 among the Company, and MS&Co. and certain other securityholders named therein collectively, (the “Holders”) (attached as Exhibit 2 hereto), the Company agreed to file a shelf registration statement no later than 60 days after March 25, 2002, to provide for the sale of Company securities held by the Holders, including the shares of Common Stock held by MS&Co. The Company is responsible for paying all of the expenses of such registration, except that any underwritten discounts and commissions and transfer taxes relating to the sale of the relevant Holder’s securities shall be borne by such Holder.

     In addition, under the Registration Rights Agreement, if the Company proposes to file a registration statement with respect to an offer of Common Stock under the Securities Act of 1933, as amended, either for its own account and or for the account of any other securityholder, each Holder certain is entitled to notice of the registration and to include its securities in the registration. The registration rights held by the Holders are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of securities to be included in such registration. The Company has the right to postpone, suspend or withdraw any such registration without any obligation to the Holders.

     The Reporting Persons intend to review their holdings in the Company on a continuing basis and, depending upon the price of the Company’s securities, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Company. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Company.

     Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MS may be deemed to beneficially own 2,884,659 shares of Common Stock, or approximately 31% of the outstanding shares of Common Stock. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS&Co. may be deemed to beneficially own 2,884,659 shares of Common Stock, or approximately 31% of the outstanding shares of Common Stock.

     The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     (b) By virtue of the relationship previously reported under Item 2 of this statement, MS may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by MS&Co.

     (c) None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days. None of the Reporting Persons are aware of any information that indicates that any other Reporting Person has effected any such transaction.

     (d) By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MS&Co. and the proceeds from the sale of the shares of Common Stock.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See response to Item 4.

     Item 7. Material to be Filed as Exhibits.

     Exhibit 1:Plan of Reorganization dated October 23, 2002 #

     Exhibit 2:Registration Rights Agreement dated as of March 25, 2003 among IMPSAT Fiber Networks, Inc. and the shareholders party thereto.

     Exhibit 3:Joint Filing Agreement

     #Previously filed as an exhibit to the Company’s report on Form 8-K filed December 16, 2002

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 3, 2003

MORGAN STANLEY

By:	/s/ Robert G. Koppenol

Name: Robert G. Koppenol
Title: Authorized Signatory

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Robert G. Koppenol

Name: Robert G. Koppenol
Title: Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley ("MS") and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

Name	Title
Philip J. Purcell	Chairman of the Board and Chief Executive Officer
Robert G. Scott	President and Chief Operating Officer
Robert P. Bauman	Retired; former Chief Executive Officer of Smithkline Beecham plc
Edward A. Brennan	Retired; former Chairman of the Board, President and Chief Executive Officer of Sears, Roebuck and Co.
John E. Jacob	Executive Vice President - Communications of Anheuser-Busch Companies, Inc.
C. Robert Kidder	President of Borden Capital, Inc.
Charles F. Knight	Chairman of Emerson Electric Co.
John W. Madigan	Chairman of Tribune Company
Miles L. Marsh	Former Chairman of the Board and Chief Executive Officer of Fort James Corporation
Michael A. Miles	Special Limited Partner in Forstmann Little and Co.
Laura D’Andrea Tyson	Dean of the London Business School
Stephen S. Crawford	Executive Vice President and Chief Financial Officer
Roger C. Hochschild	Executive Vice President and Chief Strategic and Administrative Officer
Donald G. Kempf, Jr.	Executive Vice President, Chief Legal Officer and Secretary
Tarek F. Abdel-Meguid	Head of Worldwide Investment Banking Division
Zoe Cruz	Head of Worldwide Fixed Income Division
John P. Havens	Head of Worldwide Institutional Equity Division
Mitchell M. Merin	President and COO, Investment Management
David W. Nelms	President and COO, Discover Financial Services
Stephan F. Newhouse	Co-President and COO, Institutional Securities
Vikram S. Pandit	Co-President and COO, Institutional Securities
Joseph R. Perella	Chairman of Institutional Securities of MS
John H. Schaefer	President and COO, Individual Investor Group

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY & CO. INCORPORATED

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley & Co. Incorporated (“MS&Co.”) and their business addresses and principal occupations are set forth below. If no address is given, the Director’s or Executive Officer’s business address if that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS&Co. and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation
Zoe Cruz	Managing Director of MS&Co. and Head of Worldwide Fixed Income Division of MS
Bruce D. Fiedorek	Vice Chairman and Managing Director of MS&Co.
John P. Havens	Managing Director of MS&Co. and Head of Worldwide Institutional Equity Division of MS
Donald G. Kempf, Jr.	Managing Director of MS&Co. and Executive Vice President, Chief Legal Officer and Secretary of MS
Tarek F. Abdel-Meguid	Managing Director of MS&Co. and Head of Worldwide Investment Banking Division of MS
Stephan F. Newhouse	Managing Director, Co-President and COO of MS&Co. and Co-President and COO of Institutional Securities of MS
Vikram S. Pandit	Managing Director, Co-President and COO of MS&Co. and Co-President and COO of Institutional Securities of MS
Joseph R. Perella	Managing Director, Chairman and CEO of MS&Co. and Chairman of Institutional Securities of MS
Thierry G. Porte (French citizen)	Managing Director of MS& Co. and President of Morgan Stanley Japan Limited
Philip J. Purcell	Managing Director of MS&Co. and Chairman of the Board and Chief Executive Officer of MS
Robin Roger	Managing Director, General Counsel and Secretary of MS&Co.
Executive Officers
Joseph R. Perella	Managing Director, Chairman and CEO of MS&Co. and Chairman of Institutional Securities of MS
Bruce D. Fiedorek	Vice Chairman and Managing Director of MS&Co.
Stephan F. Newhouse	Managing Director, Co-President and COO of MS&Co. and Co-President and COO of Institutional Securities of MS
Vikram S. Pandit	Managing Director, Co-President and COO of MS&Co. and Co-President and COO of Institutional Securities of MS
Robin Roger	Managing Director, General Counsel and Secretary of MS&Co.
Alexander C. Frank	Managing Director and Treasurer of MS&Co. and Treasurer of MS
Robert G. Scott	Managing Director and CFO of MS&Co. and President and COO of MS